UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-33858

CHINAEDU CORPORATION

(Translation of registrant’s name into English)

ChinaEdu Corporation

4th Floor-A, GeHua Building,

QinglongHutong No 1, Dongcheng District

Beijing 100007, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CHINAEDU CORPORATION

Form 6-K

CONTENTS

Signatures
Exhibit 99.1 – Notice of 2012 Annual General Meeting and Proxy Statement for 2012 Annual General Meeting
Exhibit 99.2 – Proxy Form Sent to Holders of Ordinary Shares
Exhibit 99.3 – Depositary's Proxy Form for Holders of ADRs Evidencing Ordinary Shares

Attached hereto is a copy of the Notice of 2012 Annual General Meeting of ChinaEdu Corporation ("ChinaEdu") and Proxy Statement, which have been sent to holders of our ordinary shares and to holders of American Depositary Receipts ("ADRs") representing our ordinary shares in connection with the Annual General Meeting of ChinaEdu to be held on September 18, 2012 in Beijing, China. Also attached hereto is a copy of the related Proxy Form that was sent to holders of ordinary shares of ChinaEdu and a copy of the Depositary's Proxy Form, which The Bank of New York, as depositary, sent to holders of ADRs.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAEDU CORPORATION

By:	/s/Shawn Ding
	Name:	Shawn Ding
	Title:	Chief Executive Officer

Date: August 24, 2012

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2012 Annual General Meeting and Proxy Statement for 2012 Annual General Meeting
99.2	Proxy Form Sent to Holders of Ordinary Shares
99.3	Depositary's Proxy Form for Holders of ADRs Evidencing Ordinary Shares

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